FORM OF ADDENDUM
                                       TO
                             STOCK OPTION AGREEMENT

            The following provisions are hereby incorporated into, and are hereby made a part of, that certain Stock Option Agreement (the "Option Agreement") by and between [General Internet Inc. / MiningCo.com, Inc.] (the "Corporation") and ______________________ ("Optionee") evidencing the stock option (the "Option") granted on _______________________, 199__ to Optionee under the terms of the Corporation's 1998 Stock Option/Stock Issuance Plan, and such provisions shall be effective immediately. All capitalized terms in this Addendum, to the extent not otherwise defined herein, shall have the meanings assigned to them in the Option Agreement.

                             TERMINATION OF SERVICE
                           FOLLOWING CHANGE IN CONTROL

            1. To the extent the Option does not accelerate, in connection with a Change in Control, the Option shall continue, over Optionee's period of Service after the Change in Control, to become exercisable for the Option Shares in one or more installments in accordance with the provisions of the Option Agreement. However, immediately upon an Involuntary Termination of Optionee's Service within twelve (12) months following such Change in Control, the Option (or any replacement grant), to the extent outstanding at the time but not otherwise fully exercisable, shall automatically accelerate so that the Option shall become immediately exercisable for all the Option Shares at the time subject to the Option and may be exercised for any or all of those shares as fully vested shares of Common Stock.

            2. The Option as accelerated under Paragraph 1 shall remain so exercisable until the earlier of (i) the Expiration Date or (ii) the expiration of the one (1)-year period measured from the effective date of Optionee's Involuntary Termination.

            3. Involuntary Termination shall mean the termination of Optionee's Service which occurs by reason of:

                  (i) Optionee's involuntary dismissal or discharge by the
            Corporation for reasons other than Misconduct, or

                  (ii) Optionee's voluntary resignation following (A) a change in Optionee's position with the Corporation (or Parent or Subsidiary employing Optionee) which materially reduces Optionee's duties and responsibilities, (B) a reduction in Optionee's level of compensation (including base salary, fringe benefits and target bonus under any performance based bonus or incentive programs), or
            (C) a relocation of Optionee's place of employment by more than fifty (50) miles, provided and only if such change, reduction or relocation is effected without Optionee's consent. Notwithstanding the foregoing, Optionee's voluntary resignation following (I) a relocation shall not be considered an


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            Involuntary Termination if the relocation is part of a general relocation of a significant portion of the operations of the Corporation (or Parent or Subsidiary employing Optionee) or of the department or division in which Optionee is employed to a location in the United States and if expenses reasonably incurred by Optionee in connection with such relocation are to be reimbursed by the Corporation or any successor entity or (II) a general reduction in the level of base salary, target bonuses or fringe benefits which is applied to all or substantially all of the employees of the Corporation (or Parent or Subsidiary employing Optionee) in connection with a cost reduction program shall not constitute an Involuntary Termination. A resignation that does not constitute an Involuntary Termination under clause (I) shall be referred to as the "Group Relocation".

            4. The provisions of Paragraph 2 of this Addendum shall govern the period for which the Option is to remain exercisable following the Involuntary Termination of Optionee's Service within twelve (12) months after the Change in Control and shall supersede any provisions to the contrary in Paragraph 5 of the Option Agreement.

            5. In the event of Optionee's voluntary resignation during the twelve (12)-month period following a Change in Control due to a Group Relocation, then to the extent the resignation occurs during the period when the Option is exercisable in annual installments, the Option shall, immediately prior to such resignation, become exercisable for an additional number of Option Shares determined by multiplying (i) the number of Option Shares for which the Option is to become exercisable on the next annual exercise date by (ii) the lesser of (A) 1 or (B) the fraction obtained by dividing the number of months elapsed from the effective date of the Change in Control by 12.

                                ACCELERATION UPON
                                HOSTILE TAKE-OVER

            6. Immediately prior to the effective date of a Hostile Take-Over, the Option, to the extent outstanding at the time but not otherwise fully exercisable, shall substantially accelerate so that the Option shall become exercisable for all the Option Shares at the time subject to the Option and may be exercised for any or all of those shares as fully-vested shares of Common Stock. The Option, as so accelerated, shall remain exercisable until the Expiration Date or sooner termination of the option term as provided in the Option Agreement.

            7. A Hostile Take-Over shall mean:

                  (i) the acquisition, directly or indirectly, by any person or related group of persons (other than the Corporation or a person that directly or indirectly controls, is controlled by, or is under common control with, the Corporation) of beneficial ownership (within the meaning of Rule 13d-3 of the 1934 Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities pursuant to a


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      tender or exchange offer made directly to the Corporation's stockholders which the Board does not recommend such stockholders to accept, or

                  (ii) a change in the composition of the Board over a period of thirty-six (36) consecutive months or less such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (A) have been Board members continuously since the beginning of such period or (B) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (A) who were still in office at the time the Board approved such election or nomination.

            8. The portion of any Incentive Option accelerated in connection with a Change in Control or Hostile Take Over shall remain exercisable as an Incentive Option only to the extent the applicable One Hundred Thousand Dollar ($100,000) limitation is not exceeded. To the extent such dollar limitation is exceeded, the accelerated portion of such option shall be exercisable as a Non-Statutory Option under the Federal tax laws. shall automatically accelerate so that the Option shall become immediately exercisable for all the Option Shares at the time subject to the Option and may be exercised for any or all of those shares as fully vested shares of Common Stock.


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